Exhibit 99.1

Stellantis to Announce Full Year 2021 Results on February 23

AMSTERDAM, February 7, 2022 - Stellantis N.V. announced today that its Full Year 2021 Results will be released on Wednesday, February 23, 2022.

A live webcast and conference call of the Full Year 2021 Results will begin at 2:00 p.m. CET / 8:00 a.m. EST on Wednesday, February 23, 2022.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at www.stellantis.com at approximately 8:00 a.m. CET / 2:00 a.m. EST on Wednesday, February 23, 2022.

Details for accessing this presentation are available under the Investors section of the Stellantis corporate website at www.stellantis.com. For those unable to participate in the live session, a recorded replay will be accessible on the Company’s corporate website (www.stellantis.com).

About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Valerie GILLOT +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 81 - nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com